Portfolio:			CS FLOATING RATE HIGH INCOME FUND
Security:			Towergate Finance PLC
Date Purchased:			5/1/2013
Price per Share:		100
Shares Purchased
by the Portfolio:		3,000
Total Principal Purchased
by the Portfolio:	 	$3,000,000
% of Offering Purchased
by the Portfolio:		0.76%
Broker:				Lloyds TSB Bank PLC
Member: 			Joint Lead Managers